UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

RAPA MINING INC.
(Exact name of registrant as specified in its corporate charter)

000-50930
Commission File No.

NEVADA	98-0415276
(State of Incorporation)	(IRS Employer Identification No.)

Suite 900, 555 Burrard Street
Vancouver, BC, Canada
(Address of principal executive offices)

(604) 836-5999
(Issuer's telephone number)

RAPA MINING INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

This Information Statement is being mailed or delivered on or about June 6, 2005 to the stockholders of record of shares of the common stock, par value $0.001 per share of RAPA MINING INC. (the "Company") as of June 2, 2005.

Effective on April 14, 2005, Brian Cheston entered into a share purchase agreement (the “Share Purchase Agreement”) with Clyvia Capital Holding GmbH (“Clyvia Capital”), Clyvia Technology GmbH (“Clyvia Technology”) and the Company. Mr. Cheston is the Company’s Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary, serves on the Company’s board of directors and is one of the Company’s principal stockholders. Pursuant to the Share Purchase Agreement, the Company will acquire all of the outstanding shares of Clyvia Technology from Clyvia Capital in exchange for 55,000,000 shares of the Company’s common stock (the “Acquisition”). In addition, Mr. Cheston has agreed to transfer an additional 14,000,000 shares of the Company’s common stock held by him to Clyvia Capital at an aggregate price of $10,000. Clyvia Technology is a German limited liability corporation engaged in the development of a proprietary technology that uses a process known as catalytic depolymerization to produce fuel from industrial waste materials.

As a condition to the closing of the Acquisition, the Company’s current board of directors and executive officers will be replaced by Walter P.W. Notter, the nominee of Clyvia Capital. The appointment of Mr. Notter as the Company’s sole director and executive officer will not be effective until at least 10 days have passed after this Information Statement has been mailed or delivered to all of the Company’s stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

1.              Voting Securities of the Company

As of June 2, 2005, there were 42,805,000 shares of the Company’s common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

2.              Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of June 2, 2005 by: (i) each of our directors; (ii) each of our named executive officers, and (iii) officers and directors as a group. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock(1)
DIRECTORS AND OFFICERS
Common Stock	Brian R. Cheston Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director #206, 4170 Nanaimo Street Vancouver, British Columbia, Canada	14,000,000 (direct)	32.7%
Common Stock	Paul Chung Director 2020 No. 4 Road Richmond, British Columbia, Canada	Nil	n/a
Common Stock	All Officers and Directors as a Group (2 persons)	14,000,000	32.7%
5% STOCKHOLDERS
Common Stock	Brian R. Cheston Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director #206, 4170 Nanaimo Street Vancouver, British Columbia, Canada	14,000,000 (direct)	32.7%
Common Stock	Clyvia Capital Holding GmbH Kosterstr. 1a, 47053 Duisburg, Germany	69,000,000(2) (direct)	70.5%

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Information Statement. As of June 2, 2005, we had 42,805,000 shares of common stock issued and outstanding.

(2)	Those shares denoted as being beneficially owned by Clyvia Capital represent those shares that Clyvia Capital will acquire upon closing of the Acquisition.

3.              Changes in Control

Upon closing of the Acquisition, there will be a change in control of the Company. In exchange for transferring all of the shares of Clyvia Technology to the Company, Clyvia Capital will receive 55,000,000 shares of the Company’s common stock. In addition, Clyvia Capital will pay $10,000 to Mr. Cheston for an additional 14,000,000 shares of the Company’s common stock. It is expected that Clyvia Capital will pay the purchase price for the shares being acquired from Mr. Cheston out of its own funds. As a result, upon closing of the Acquisition, Clyvia Capital will directly own 69,000,000 shares or 70.5% of the total issued and outstanding shares of our common stock. It is anticipated that Clyvia Capital will acquire all 69,000,000 shares of the Company’s common stock in a private transaction.

As a condition to the closing of the Acquisition, our current board of directors, consisting of Mr. Cheston and Paul Chung, will be replaced by Walter P.W. Notter, the nominee of Clyvia Capital. In addition, Mr. Notter will replace Mr. Cheston as our Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary.

The appointment of Mr. Notter in place of Mr. Cheston and Mr. Chung will not be effective until at least 10 days have passed after this Information Statement has been mailed or delivered to the Company’s stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

The Company anticipates that approximately 10 days after the mailing or delivery of this Information Statement to the Company’s stockholders, Mr. Notter will replace Mr. Chung and Mr. Cheston on the Company’s board of directors, thus becoming the Company’s sole director. It is also anticipated that Mr. Notter will replace Mr. Cheston as the Company’s Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary.

The following tables set forth information regarding the Company’s current executive officers and directors and the proposed executive officers and directors of the Company:

Directors:

Name of Director	Age
Brian R. Cheston (current)	58
Paul Chung (current)	47
Walter P.W. Notter (upon closing)	54

Executive Officers:

Name of Officer	Age	Office
Brian R. Cheston (current)	58	Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary
Walter P.W. Notter (upon closing)	54	Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary

Set forth below is a brief description of the background and business experience of each of the listed executive officers and directors for the past five years.

Brian R. Cheston is currently our Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary and is currently a member of our board of directors. Mr. Cheston joined our board of directors on December 11, 2003 and currently devotes approximately ten hours per week on our operations. Mr. Cheston is an independent businessman who has provided corporate administrative services throughout his career. Mr. Cheston has no professional training or technical credentials in the exploration, development and operations of metal mines.

Mr. Cheston was involved in the Canadian brokerage industry from 1969 through to 1995 in varying capacities ranging from corporate administrator to manager of trading services. His most recent employment in the brokerage business was with Brink, Hudson Lefever Ltd., a private retail brokerage company located in Vancouver, British Columbia, where Mr. Cheston held the position of corporate administrator between 1989 through to October 1995.

Mr. Cheston was the assistant to the superintendent of buildings and responsible for maintaining structures at Mayfair Lakes Golf and Country Club, a semi-private golf course located in Richmond, British Columbia, between October 1995 and December 1999. Mr. Cheston worked at Whitaker Consulting Ltd., a private information technology consulting firm, from December 1999 through to June 2000 where he provided corporate administrative services for the opening of the company’s new office facilities in Vancouver, British Columbia. Between July 2000 and February 2001, Mr. Cheston was not employed. Mr. Cheston was an automobile sales and leasing representative at Paul Fong Pontiac from March 2001 through to December 2001 and again at Summit Motors Ltd. from January 2002 to January 2003. Both car dealerships were private companies located in British Columbia.

Mr. Cheston has been involved in two junior publicly listed companies on the TSX Venture Exchange in Canada. Mr. Cheston was the Secretary of Shabute Ventures Inc., a public company listed on the TSX Venture Exchange in Canada, from August 2002 through to January 2003. Mr. Cheston assisted in the restructuring of the company which was involved in the environmental clean-up industry but was inactive during Mr. Cheston’s involvement with the company. Shabute is now involved in the exploration of oil and gas in Alberta, Canada. Between February 2003 through to September 2003, Mr. Cheston was not employed. In addition, Mr. Cheston was a director of Neuer Kapital Corp., a junior inactive mineral exploration company publicly listed on the TSX Venture Exchange’s NEX board in Canada, from October 2003 through to January 2004. Mr. Cheston assisted in the administration of the company’s seed financing for mineral exploration.

Paul Chung, Director. Mr. Chung became a member of our board of directors on December 11, 2003 and currently devotes approximately one hour per week on our operations. During periods of active exploration, Mr. Chung is expected to devote ten hours a week to the exploration program. Mr. Chung is experienced in project management and possesses extensive skills in bringing companies to the public markets and negotiating international transactions. As a director for numerous companies, Mr. Chung has conducted operations throughout North and South America and was responsible for asset acquisitions, project oversight, strategic planning, government liaison and ensuring strategic alignment between parent and subsidiary. Mr. Chung also has experience in asset acquisitions, financings, investor relations, and marketing for international businesses. Mr. Chung received a Bachelor of Science Degree in Geology from the University of British Columbia in 1981 and received a Masters of Business Administration from Athabasca University in 2001. Mr. Chung has been a practicing geologist since 1981 and has been a fellow of the Geological Association of Canada since 1984.

From 1981 through to 1994, Mr. Chung was a self-employed consulting geologist for various junior mining exploration companies. During this time, Mr. Chung worked extensively in the mineral exploration industry and performed many duties including, but not limited to, overseeing field work, mapping, prospecting, drilling, and analysis.

Since May 2003, Mr. Chung has been the chief financial officer, treasurer, secretary and director of Geocom Resources Inc., a junior mineral exploration company focused on the mineral exploration of gold on its mineral properties in Argentina, Chile and Alaska. Mr. Chung is actively managing Geocom’s exploration program of its gold property in Argentina including the recently completed work program that included data reanalysis, satellite imagery interpretation, grid emplacement, geological mapping, rock chip sampling and soil sampling programs. Mr. Chung is now planning Geocom’s next work program at the Argentina property, including a drill program of a minimum 2,500 meters to test the newly identified targets. Geocom is publicly listed on the OTCBB. Since December 1994, Mr. Chung has been a director and manager of TNR Gold Corp. a junior mineral exploration publicly listed on the TSX Venture Exchange in Canada. TNR is focused on its gold mineral exploration properties in Alaska, Canada and Argentina. TNR and Geocom are joint venture partners on some of their respective exploration properties. From February 1998 to August 2003, Mr. Chung was a director of Secureview Systems Inc. Secureview is an inactive company listed on the OTCBB with an interest in development and training software. Mr. Chung is also a director of Mantle Minerals Inc. since May 2003. Mantle Minerals is a junior mineral exploration company that is not currently active. Mantle is listed on the TSX Venture Exchange’s NEX board in Canada. In addition, since August 2002, Mr. Chung has been a director of Mayfair Mining & Minerals Inc. a private United Kingdom mineral exploration company based in London, England. Mayfair’s assets consist of mineral claims located in British Columbia, Canada. Since February 2002, Mr. Chung has been the President of Clear Energy Systems Inc. a private development stage company incorporated in the United States that is focused on mobile power generation technology.

Walter P.W. Notter is expected to become the sole director and the Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary of the Company upon closing of the Acquisition. Mr. Notter has over twenty years of experience in finance and banking and has held a number of senior positions at Swiss investment banks.

From 1984 to 1987, Mr. Notter held the position of vice-director at Finanz & Handels AG Schwyz. In 1987, he became the managing director of Globo Investkredit AG / Bank Globo AG where he remained until 1993. In 1993, Mr. Notter returned to Finanz & Handels AG Schwyz and assumed the position of managing director until 1998. Since then Mr. Notter has acted as a private consultant specializing in finance, engineering administration, facility management and real estate investment. In addition to acting as a private consultant, at various times during the last seven years, Mr. Notter has acted as the president and chief executive officer of a number of private companies.

LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

The Company is not aware of any legal proceedings to which any current or prospective director, officer, affiliate of the Company, or owner of more than five percent of the Company’s common stock (beneficially or of record) is a party adverse in interest to the Company. The Company is also not aware of any legal proceedings to which Clyvia Capital or any affiliate of Clyvia Capital is a party adverse in interest to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as disclosed below, none of the following persons has had any direct or indirect material interest in any transaction to which we have been a party since our incorporation or in any transaction to which we are proposed to be a party, other than the Share Purchase Agreement and the Acquisition:

(a)	any director or officer;

(b)	any proposed nominee for election as a director;

(c)	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the Company's common stock; or

(d)	any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s executive officers and directors and persons who own more than 10% of a registered class of the Company’s securities (“Reporting Persons”) to file reports of ownership and changes in ownership with the SEC. Reporting Persons are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a). Based solely on a review of such reports received by the Company, and written representations from certain Reporting Persons that no other reports were required for those persons, the Company believes that, during the last fiscal year, all Reporting Persons complied with all Section 16(a) filing requirements applicable to them

AUDIT, NOMINATING AND COMPENSATION COMMITTEES OF THE BOARD OF DIRECTORS

The Company is not a listed issuer and, under the rules of the OTC Bulletin Board, the Company is not required to maintain a separately designated standing audit, nominating or compensation committee. As such, our entire board of directors acts in those capacities. The Company’s board of directors has determined the Company does not currently have a director who qualifies as an “audit committee financial expert” and that there are no independent members of the board of directors as defined in Rule 4200 of the NASD Rules. As there is no separately designated audit, nominating or compensation committee, the Company does not have a charter for any such committees and the Company does not have a policy with regard to the consideration of any director candidates recommended by security holders. Each member of the Company’s board of directors participates in the consideration of director nominees.

MEETINGS OF DIRECTORS

There were no meetings of the board of directors during the last full fiscal year and all actions taken by board of directors were taken by unanimous consent resolution. As such, every member of the Company’s board of directors participated in decisions made by the board.

NOMINATION AND APPOINTMENT OF DIRECTORS

Mr. Notter is Clyvia Capital’s nominee to replace the Company’s existing board of directors upon completion of the Acquisition. It is expected that the appointment of Mr. Notter as a director of the Company will be made by a consent resolution of the Company’s current directors. As such, the stockholders of the Company will not be given an opportunity to recommend additional or alternative candidates for the Company’s board of directors.

SECURITY HOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Company has not provided any separate process for communicating with the board of directors. Communications to the board of directors may be directed to the Company at the address and telephone number set out on the cover page to this Information Statement.

EXECUTIVE COMPENSATION AND STOCK OPTIONS

During the last fiscal year, no plan or non-plan compensation was awarded to, earned by or paid to any officers or directors of the Company, no stock options or stock appreciation rights were granted to any officers or directors of the Company, no officers or directors exercised any stock options or stock appreciation rights and no awards were made to any officers or directors of the Company under any long term incentive plans.

The Company has no compensation arrangements or employment contracts with any officers or directors of the Company and the Company has no stock options outstanding.

Dated: June 6, 2005	By Order of the Board of Directors
RAPA MINING INC.

/s/ Brian R. Cheston
Brian R. Cheston Director, Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary